EXHIBIT 99.1

FOR IMMEDIATE RELEASE

June 23, 2026

ACTIVIST SHAREHOLDER FILES SCHEDULE 13D IN EQUUS TOTAL RETURN, INC.

Calls for Immediate Board Accountability and Strategic Review

Issues Open Letter Ahead of June 30 Annual Meeting

LAKE FOREST, Ill., June 23, 2026 -- A beneficial owner of approximately 5.61% of the outstanding common stock of Equus Total Return, Inc. (NYSE: EQS) has filed a Schedule 13D with the U.S. Securities and Exchange Commission and issued the following open letter to the Company's Board of Directors and fellow shareholders. The filing represents the first public challenge to the Board's stewardship during the Company's fifteen-year tenure under current management. Shareholders are encouraged to review the Company's proxy materials carefully and form their own views regarding the matters set forth below.

-- Open Letter to the Board of Directors and Shareholders of Equus Total Return, Inc. --

A Record That Warrants Scrutiny

Since the current chief executive assumed control in 2011, the fund has faced persistent challenges in generating sustained value for its shareholders. The Company has reported five consecutive years of net investment losses, has paid no dividend since 2009, and last year saw its stock price fall below the NYSE minimum listing threshold. Every figure cited below is drawn directly from the Company's own filings with the Securities and Exchange Commission. My opinions, conclusions, and calls for corporate action are also based on these filings.

Net asset value per share declined to $1.19 as of December 31, 2025, down from $3.55 just two years prior and from $2.17 at year-end 2024. In absolute dollars, total net asset value of the fund -- calculated as NAV per share multiplied by shares outstanding as reported in each year's Form 10-K -- dropped from approximately $48.2 million at year-end 2023 to approximately $16.6 million at year-end 2025, a loss of roughly $31.6 million in aggregate fund value, or 65%, in just two years.

The Company recorded a net investment loss of $3.7 million in 2025, its fifth consecutive year of net investment losses, including three straight years with losses exceeding $3 million. Total operating expenses for the year were $5.1 million -- at a company that ended 2025 with only $133,000 in cash. The Company's independent registered public accounting firm included a going-concern explanatory paragraph in its audit report for the fiscal year ended December 31, 2025. No dividends have been paid since 2009, meaning shareholders have waited seventeen years without any return of capital. In 2025, the Company's stock fell below $1.00 per share, triggering a formal NYSE non-compliance notice and a near-delisting proceeding.

The portfolio today consists of two primary positions. The first is Morgan E&P, a private oil and gas company in which Equus holds a majority interest and which management values entirely on its own judgment. Morgan E&P represented 60.8% of total investments and 63.4% of net asset value as of December 31, 2025, yet generated only $177,000 in revenue during the year while recording a net loss of $7.0 million. The second is a publicly traded stake in CitroTech, Inc. (NYSE American: CITR), a developer of fire suppression products. Equus acquired its CitroTech position through a convertible note that it converted into 664,041 shares during 2025. As of December 31, 2025, the combined value of the Company's CitroTech shares and warrants was approximately $6.8 million, making it the Company's second-largest holding and its only meaningful source of liquidity.

Taken together, these two positions account for nearly the entirety of the Company's portfolio. It is clear to me that Equus is not a diversified investment firm. I view it as a concentrated holding vehicle for one illiquid private energy asset and one publicly traded fire suppression company, and it charges shareholders $5.1 million per year in operating expenses for that arrangement.

Management Compensates Itself Regardless of Results

In my judgment, the executive compensation structure at Equus is the defining feature of this governance failure. In 2025, while shareholders received no dividends and watched net asset value fall by more than a dollar per share, the three named executive officers collected a combined $1,872,271 in total compensation. The chief executive received $896,943, including a base salary of $561,401. That salary is contractually required to escalate annually by the greater of five percent or the Canadian Consumer Price Index -- regardless of performance -- plus stock awards valued at $335,542. The secretary and chief compliance officer received $625,515, including a salary of $457,744 subject to a similar automatic escalator tied to the U.S. Consumer Price Index, plus $167,771 in restricted stock. The chief financial officer received $349,813 in total compensation under a separate fixed-base agreement. This combined executive pay is equivalent to roughly twenty-two percent of the Company's entire non-affiliate market capitalization of approximately $8.6 million.

In September 2025, the Board granted 200,523 fully-vested restricted shares to executives and approved a new equity incentive plan reserving an additional 2,793,339 shares for future awards. Shareholders were separately asked to authorize share issuances below net asset value. In my view, these actions represent a transfer of value from shareholders to insiders at a company that has produced no positive investment income in five years. It is notable that at the most recent annual meeting, approximately 23.5% of shareholder votes were cast against executive compensation -- a level of dissent that the Compensation Committee described in its own proxy as confirmation "that the Company's shareholders support the Company's executive compensation policies and decisions."

Independent Directors With No Meaningful Stake in the Outcome

The three independent directors on the Equus board have, in my view, no meaningful skin in the game. Per the Company's own proxy beneficial ownership table, Fraser Atkinson holds 45,591 shares, Henry W. Hankinson holds 19,500 shares, and John J. May holds no shares at all -- a combined independent director stake of approximately 65,091 shares, or less than 0.47% of shares outstanding. These are the individuals responsible for setting executive compensation, approving share issuances below net asset value, and overseeing a portfolio that has lost more than two-thirds of its value since 2023. In my judgment, they bear virtually no personal financial consequence from any of those decisions.

The secretary and chief compliance officer -- who received $625,515 in compensation in 2025 and holds 332,595 shares of the Company's common stock -- also sits on the board. Directors and executive officers as a group control approximately 30.5% of the outstanding shares, concentrated overwhelmingly in the chief executive. The three shareholders disclosing ownership above five percent are the chief executive (27.65%), a second major holder (22.71%), and the undersigned (5.61%). Non-affiliated shareholders hold the remainder yet have no meaningful representation at the table.

In my opinion, a governance structure in which independent directors hold less than one-half of one percent of shares outstanding, in which compensation escalates by contract regardless of results, and in which the chief executive controls the majority of the insider bloc, is not independent oversight. Rather, I believe it is an arrangement designed to perpetuate itself.

A Path Forward

The Annual Meeting of Stockholders is scheduled for June 30, 2026, eight calendar days from today. Equus holds real assets -- a controlling interest in an energy company with identified acreage and a publicly traded position in a growing fire suppression business. The question I present is not whether value exists but whether management will unlock it or continue to extract it.

The Board should suspend all automatic base salary escalators for the chief executive and the secretary and chief compliance officer pending an independent compensation review. There is, in my opinion, no basis for contractually guaranteed annual raises -- indexed to the Canadian CPI for the chief executive and the U.S. CPI for the secretary -- at a company that has not generated positive investment income in five consecutive years.

Most critically, I believe the Board must engage an independent financial advisor to evaluate a recharacterization of the business through a merger with or acquisition by an operating company. The Company's portfolio -- one controlling interest in a private energy asset and one publicly traded minority stake -- is not, in my judgment, a viable long-term structure for a listed investment vehicle carrying $5.1 million in annual overhead. A transaction that introduces an operating business, an active management team, and a credible growth strategy would serve shareholders far better than the current arrangement. The fair value of the primary private investment is currently determined by management with no independent validation; a third-party appraisal must be completed and publicly disclosed before any such transaction is contemplated. The Board should also commit to issuing no further shares below net asset value and making no awards under the 2025 Equity Incentive Plan until a strategic review is concluded.

Conclusion

Equus Total Return holds real assets and real value -- value that, in my opinion, has been insufficiently protected under the current governance structure, which features excessive compensation, limited board independence, and directors with negligible personal stakes in the outcome. Shareholders should carefully review the Company's proxy materials and make their own determination regarding all matters to be voted upon. I believe the assets of this Company can generate real returns under proper stewardship, and I respectfully urge the Board to take the steps outlined above in the interest of those who own the Company.

Respectfully submitted,

Howard Todd Horberg

Beneficial Owner -- 783,000 shares (5.61%) of Equus Total Return, Inc. (NYSE: EQS)

Schedule 13D Filed: June 23, 2026

Important Notice: This release is issued concurrently with the filing of a Schedule 13D with the SEC. This communication is not a solicitation of proxies within the meaning of SEC Rule 14a-1(l) and is not being made on behalf of any group seeking to solicit proxies. Nothing herein constitutes investment advice or a recommendation to buy, sell, or hold any security. Statements of opinion are identified as such and reflect the personal views of the undersigned. All factual figures are derived from publicly available SEC filings of Equus Total Return, Inc., including the Form 10-K for the year ended December 31, 2025, the Definitive Proxy Statement (DEF 14A) filed April 30, 2026, and the Form 10-Q and related press release for the quarter ended March 31, 2026. Shareholders should consult their own legal, financial, and tax advisors.